Filed Pursuant to Rule 253(g)(2)
File No. 024-10504

FUNDRISE EQUITY REIT, LLC

SUPPLEMENT NO. 2 DATED FEBRUARY 16, 2016
TO THE OFFERING CIRCULAR DATED JANUARY 5, 2016

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Equity REIT, LLC (“we”, “our” or “us”), dated January 5, 2016, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) on January 6, 2016 (the “Offering Circular”). This Supplement No. 2 supersedes and replaces Supplement No. 1, dated February 9, 2016. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to provide an updated disclosure regarding:

•	Recent Developments;
•	Executive Officers of our Manager; and
•	Principal Shareholders

Recent Developments

On February 8, 2016, Mr. Michael McCord, our Manager’s Chief Financial Officer and Treasurer, and our sponsor’s Controller, abruptly and without notice, presented our sponsor with a severance agreement requiring a payment to Mr. McCord of approximately One Million Dollars ($1,000,000), as well as the vesting of all his outstanding stock awards in our sponsor. Mr. McCord claimed that if the severance agreement was not executed within approximately 2 hours, that he would provide the SEC with evidence of the sponsor improperly handling two real estate transactions. To the Company’s knowledge, none of Mr. McCord’s claims relate to the Company.

Although our sponsor believes the claims to be baseless, it immediately provided Mr. McCord with an opportunity to provide more clarity as to his claims, as well as engaged an independent registered public accounting firm (“Independent Accounting Firm”) to review the two real estate transactions referenced. Mr. McCord declined the opportunity to provide more information, and as best as the Company can tell, Mr. McCord’s claims relate specifically to the redemption of two series of derivative notes in the sponsor’s prior programs and the sponsor’s valuation of the two assets underlying such derivative notes.

Due to Mr. McCord’s refusal to participate in our sponsor’s investigation of his claims, on February 8, 2016, he was placed on paid administrative leave. Within a few hours of having been placed on administrative leave, Mr. McCord again threatened to do harm to our sponsor if his monetary demands were not met, and proceeded to violate the terms of his administrative leave by contacting a number of individuals employed by our sponsor.

In response to Mr. McCord’s violation of the terms of his administrative leave, his failure to cooperate with our sponsor’s investigation of his claims, inappropriate and unprofessional communications with members of the Company’s senior management team and other culpable conduct, on February 9, 2016, our sponsor terminated his employment as its Controller, as well as his employment as our Manager’s Chief Financial Officer and Treasurer, and appointed Mr. Benjamin Miller, our Manager’s Chief Executive Officer, as our Manager’s interim Chief Financial Officer and Treasurer.

In an effort of full disclosure, on February 9, 2016 our sponsor contacted the Securities and Exchange Commission to make them aware of Mr. McCord’s claims and demands. In addition, on February 9, 2016, our sponsor reported the matter to local law enforcement.

On February 10, 2016, our sponsor received a letter from lawyers representing Mr. McCord making claims of retaliation and wrongful termination. Our sponsor believes these claims to be groundless, and intends to dispute them vigorously.

On February 16, 2016, the Independent Accounting Firm reported the results of its investigation to Mr. Bjorn Hall, our sponsor’s General Counsel and our Manager’s General Counsel and Chief Compliance Officer. The Independent Accounting Firm concluded that our sponsor’s methodology for valuing the two assets that were involved in the transactions is generally consistent with typical valuation methodology and is considered reasonable.  The resulting fair value conclusions for the two real estate transactions were each greater than our sponsor’s financial basis in the investments, and were deemed reasonable by the Independent Accounting Firm, based on independent testing by the Independent Accounting Firm of the applicable approaches to value. Further, given the interest rates and target returns provided by our sponsor, and based on the Independent Accounting Firm’s research of joint-venture equity structures in the marketplace, as well as current mezzanine loan interest rates, the Independent Accounting Firm concluded that our sponsor’s financial basis in each of the investments appeared reasonable.

Executive Officers of our Manager

As of the date of this supplement, the executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
Benjamin S. Miller	39	Chief Executive Officer and Interim Chief Financial Officer and Treasurer
Brandon T. Jenkins	30	Chief Operating Officer
Bjorn J. Hall	35	General Counsel and Secretary

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and Director of our sponsor since its inception on March 14, 2012. As of February 9, 2016, Ben is also serving as Interim Chief Financial Officer and Treasurer of our Manager. Since June 2012, Ben has been Managing Partner of Rise Development LLC, a real estate company focused in the Mid-Atlantic. In December 2011, Ben started Popularise LLC, a real estate crowdsourcing website, which he currently manages. Prior to Rise Development, Ben had been a Managing Partner of the real estate company WestMill Capital Partners from October 2010 to June 2012, and before that, was President of Western Development Corporation from April 2006 to October 2010, after joining the company in early 2003 as a board advisor and then as COO in 2005.  Western Development Corp. is one of the largest retail, mixed-use real estate companies in Washington, DC, most notably known for developing Gallery Place, Washington Harbour, Georgetown Park, and Potomac Mills. While at Western Development, Ben led the development activities of over 1.5 million square feet of property, including more than $300.0 million of real estate acquisition and financing. In 2001, Ben also was co-founder and a Managing Partner of US Nordic Ventures, a private equity and operating company that partners with Scandinavian green building firms to penetrate the US market.  Ben continues to be actively involved in US Nordic Ventures as a managing partner. In 2001, US Nordic Ventures started a subsidiary, called US Nordiclean, a green technology company in the commercial kitchen industry. Ben is responsible for oversight of Nordiclean as its technology is installed in commercial kitchens across the country. Ben was an Associate and part of the founding team of Democracy Alliance, a progressive investment collaborative, from 2003 until he joined Western Development in 2005. From 1999 to 2001, Ben was an associate in business development at Lyte Inc., a retail technology start-up. Starting in 1997 until 1999, Ben worked as an analyst at a private equity real estate fund, Lubert-Adler, and for venture capital firm IL Management. Ben has a Bachelor of Arts from the University of Pennsylvania. Ben is on the Board of Trustees of the National Center for Children and Families.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in such capacities with the sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate which he continues to do currently. Additionally, Brandon has served as Director of Real Estate for WestMill Capital Partners since March of 2011. Previously, Brandon spent two and a half years as an investment advisor and sales broker at Marcus & Millichap, the largest real estate investment sales brokerage in the country. Prior to his time in brokerage, Brandon also worked for Westfield Corporation, a leading shopping center owner. Brandon earned is BA in Public Policy and Economics from Duke University.

Bjorn J. Hall currently serves as the General Counsel and Secretary of our Manager and has served in such capacities with our sponsor since February 2014. Prior to joining our sponsor in February 2014, Bjorn was a counsel at the law firm of O’Melveny & Myers LLP, where he was a member of the Corporate Finance and Securities Group. Bjorn has a Bachelor of Arts from the University of North Dakota and received a J.D. from Georgetown University Law School.

Principal Shareholders

The following table sets forth the beneficial ownership of our common shares as of the date of this supplement for each person or group that holds more than 5% of our common shares, for each director and executive officer of our Manager and for the directors and executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

 Unless otherwise indicated below, each person or entity has an address in care of our principal executive offices at 1519 Connecticut Avenue, NW, Suite 200, Washington, D.C. 20036.

	Number of Shares	Percent of
Name of Beneficial Owner (1)	Beneficially Owned	All Shares
Rise Companies Corp. (2)(3)	100	100%
Benjamin S. Miller	0	0
Brandon T. Jenkins	0	0
Bjorn J. Hall	0	0
All directors and executive officers of our Manager as a group (3 persons)	0	0

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	As of the date of this supplement, our sponsor, Rise Companies Corp., owns 100 of our common shares.

(3)	All voting and investment decisions with respect to our common shares that are held by Rise Companies Corp. are controlled by the board of directors of Rise Companies Corp. The board is comprised of four (4) members, with two (2) elected by the common shareholders, one (1) elected by the Series A preferred shareholders, and one (1) elected by all of the shareholders voting as a single class. Benjamin Miller and Daniel Miller, who are brothers, beneficially own common shares of Rise Companies Corp. that entitle each of them to approximately 45% of the voting control over the election of board members; no other common shareholder controls more than 5% of the voting power of the Rise Companies Corp. common shares. The Series A preferred shareholders of Rise Companies Corp. are entitled to one board seat and Renren Lianhe Holdings, a subsidiary of RenRen, Inc (NYSE: RENN), is the only preferred stockholder with more than 5% of the vote of the Series A preferred stock with approximately 66.2% of the vote of the Series A preferred shareholders.